                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                           Columbia Equity Trust, Inc.
                           ---------------------------
                                (Name of Issuer)

                         Common Stock, $.001 Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                    197627102
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               January 8, 2007
                               ---------------
           (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 34 Pages)

------------
(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 2 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  255,320
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              255,320
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    255,320
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 3 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG AMBROSE MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  167,106
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              167,106
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    167,106
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 4 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RCG HALIFAX FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  116,698
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              116,698
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    116,698
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 5 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS MASTER FUND, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  721,076
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              721,076
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    721,076
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 6 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  255,320
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              255,320
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    255,320
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 7 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS ADVISORS, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  721,076
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              721,076
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    721,076
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 8 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,260,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,260,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,260,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 9 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,260,200
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,260,200
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,260,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 10 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,260,200
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,260,200
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,260,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 11 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,260,200
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,260,200
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,260,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 12 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,260,200
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,260,200
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,260,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 13 of 34 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,260,200
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,260,200
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,260,200
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 14 of 34 Pages
----------------------                                    ----------------------

            The following constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     SECURITY AND ISSUER.

            This statement relates to shares of the Common Stock, $.001 par value (the "Shares"), of Columbia Equity Trust, Inc., a Maryland corporation
(the "Issuer"). The address of the principal executive offices of the Issuer is
1750 H Street, N.W., Suite 500, Washington, D.C. 20006.

Item 2.     IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

      (i)         Parche, LLC, a Delaware limited liability company ("Parche"), with respect to the Shares directly and beneficially owned by it;

      (ii)        RCG Ambrose Master Fund Ltd., a Cayman Islands exempted
                  company ("RCG Ambrose"), with respect to the Shares directly and beneficially owned by it;

      (iii)       RCG Halifax Fund Ltd., a Cayman Islands exempted company
                  ("RCG Halifax"), with respect to the Shares directly and
                  beneficially owned by it;

      (iv)        Ramius Master Fund, Ltd., a Cayman Islands exempted company
                  ("Ramius Master"), with respect to the Shares directly and beneficially owned by it;

      (v)         Admiral Advisors, LLC, a Delaware limited liability company
                  ("Admiral Advisors"), who serves as the managing member of
                  Parche;

      (vi)        Ramius Advisors, LLC, a Delaware limited liability company
                  ("Ramius Advisors"), who serves as the investment manager of
                  Ramius Master;

      (vii)       Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius Capital"), who serves as the investment
                  advisor of RCG Ambrose and RCG Halifax and as the sole member of Admiral Advisors and Ramius Advisors;

      (viii)      C4S & Co., L.L.C., a Delaware limited liability company
                  ("C4S"), who serves as managing member of Ramius Capital;

      (ix)        Peter A. Cohen ("Mr. Cohen"), who serves as one of the
                  managing members of C4S;

      (x)         Morgan B. Stark ("Mr. Stark"), who serves as one of the
                  managing members of C4S;

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 15 of 34 Pages
----------------------                                    ----------------------

      (xi)        Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

      (xii)       Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S;

            Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in
Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule
13D.

            (b) The address of the principal office of each of Parche, Admiral
Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr.
Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York
10017.

            The address of the principal office of each of RCG Ambrose, RCG
Halifax and Ramius Master is c/o Citco Fund Services (Cayman Islands) Limited,
Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West
Indies. The officers and directors of each of RCG Ambrose, RCG Halifax and
Ramius Master and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

            (c) The principal business of each of Parche, RCG Ambrose, RCG
Halifax and Ramius Master is serving as a private investment fund. Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The principal business of Admiral Advisors is acting as managing member of Parche. The principal business of Ramius Advisors is acting as an investment manager of Ramius Master. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts. C4S serves as managing member of Ramius Capital. Mr.
Cohen, Mr. Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of
C4S.

            (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs. Cohen, Stark, Strauss and Solomon are citizens of the
United States of America.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Shares purchased by Parche, RCG Ambrose, RCG Halifax and Ramius
Master were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 16 of 34 Pages
----------------------                                    ----------------------

course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 1,260,200 Shares beneficially owned in the aggregate by all of the Reporting Persons is approximately $24,160,166, including brokerage commissions.

            Certain of the Shares reported in the Statement as owned by Parche were acquired in private transactions with various transferors for which Ramius
Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the sole member of Admiral Advisors, which is the managing member of Parche. Parche acquired from such transferors an aggregate of 138,680 Shares on January 8, 2007 at a per
Share price of $19.35000, equal to the last reported sales price on the New York
Stock Exchange on the date the transaction was completed, or an aggregate of
$2,683,458.00. The total of 138,680 Shares transferred to Parche were initially acquired by the transferors for an aggregate of approximately $2,626,083
(excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Shares: 11/6/06 purchased 52,605 Shares at a price per Share of $18.80186; 11/20/06 purchased 10,500 Shares at a price per Share of
$18.80000; 11/30/06 purchased 1,008 Shares at a price per Share of $18.80000;
12/4/06 purchased 4,767 Shares at a price per Share of $18.85661; 12/6/06 purchased 10,000 Shares at a price per Share of $18.86000; 12/26/06 purchased
8,000 Shares at a price per Share of $19.09975; 12/27/06 purchased 660 Shares at a price per Share of $19.09000; 12/29/06 purchased 51,140 Shares at a price per
Share of $19.10000; and 1/8/07 sold 138,680 Shares at a price per Share of
$19.35000. All purchases of Shares referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the information contained in this paragraph is called for by the Items of
Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons purchased the Shares based on the Reporting
Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may also, in their respective discretion, endeavor to decrease their position in the Issuer through, among other things, the sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the
Reporting Persons may deem advisable.

            On November 6, 2006, the Issuer announced that it had entered into an Agreement and Plan of Merger with SSPF/CET Operating Company LLC ("SSPF/CET")
pursuant to which SSPF/CET will acquire through a merger transaction (the
"Acquisition") all of the outstanding common stock of the Issuer for $19.00 per share in cash (the "Acquisition Price"). On December 22, 2006, the Issuer filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange
Commission to solicit proxies from shareholders of the Issuer for the approval of the Acquisition.

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 17 of 34 Pages
----------------------                                    ----------------------

            On January 9, 2007, Ramius Capital, on behalf of the Reporting
Persons (collectively, the "Ramius Group"), delivered a letter (the "Letter") to the Chairman of the Board, President and Chief Executive Officer of the Issuer
informing the Issuer that the Ramius Group would not support the Acquisition. In the Letter, the Ramius Group expressed its belief that the Issuer is worth more than $19.00 per share in the current real estate merger and acquisition market and that the Issuer should either seek to negotiate a higher price with SSPC/CET that reflects the current merger and acquisition market or conduct a broad auction of the Issuer if the Issuer's shareholders reject the Acquisition. The
Ramius Group also expressed its concern that the process that led to the signing of the merger agreement with SSPF/CET was seriously flawed and that this process was not designed to obtain the highest possible sale price for the Issuer's shareholders. In the Letter, the Ramius Group also argued that the Board of
Directors of the Issuer (the "Board") failed to satisfy its fiduciary duty to the Issuer's shareholders to maximize the shareholder value in the sale of the
Issuer. A copy of the Letter is attached hereto as Exhibit 2 and is incorporated herein by reference.

            The Reporting Persons intend to review their investment in the
Issuer on a continuing basis and engage in additional communications with the
Board concerning the Acquisition and future plans of the Issuer. The Reporting
Persons may also communicate with other shareholders and third parties concerning the Acquisition and alternatives that could maximize shareholder value for all of the Issuer's shareholders.

            No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, soliciting proxies, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The aggregate percentage of Shares reported owned by each person named herein is based upon 13,863,334 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on
Form 10-Q filed with the Securities and Exchange Commission on November 14,
2006.

    A.      Parche

       (a)  As of the date of this filing, Parche beneficially owns 255,320
Shares.

            Percentage: Approximately 1.8% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 18 of 34 Pages
----------------------                                    ----------------------

       (b)  1. Sole power to vote or direct vote: 255,320
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 255,320
            4. Shared power to dispose or direct the disposition: 0

       (c)  The number of Shares acquired by Parche within the past 60 days is set forth in Schedule A and is incorporated by reference.

    B.      RCG Ambrose

       (a)  As of the date of this filing, RCG Ambrose beneficially owns 167,106
Shares.

            Percentage: Approximately 1.2% as of the date hereof.

       (b)  1. Sole power to vote or direct vote: 167,106
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 167,106
            4. Shared power to dispose or direct the disposition: 0

       (c)  The number of Shares acquired by RCG Ambrose in the past 60 days is set forth in Schedule A and is incorporated by reference.

    C.      RCG Halifax

       (a)  As of the date of this filing, RCG Halifax beneficially owns 116,698
Shares.

            Percentage: Less than 1% as of the date hereof.

       (b)  1. Sole power to vote or direct vote: 116,698
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 116,698
            4. Shared power to dispose or direct the disposition: 0

       (c)  The number of Shares acquired by RCG Halifax in the past 60 days is set forth in Schedule A and is incorporated by reference.

    D.      Ramius Master

       (a)  As of the date of this filing, Ramius Master beneficially owns
721,076 Shares.

            Percentage: Approximately 5.2% as of the date hereof.

       (b)  1. Sole power to vote or direct vote: 721,076
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 721,076
            4. Shared power to dispose or direct the disposition: 0

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 19 of 34 Pages
----------------------                                    ----------------------

       (c)  The number of Shares acquired by Ramius Master in the past 60 days is set forth in Schedule A and is incorporated by reference.

    E.      Admiral Advisors

       (a)  As of the date of this filing, as the managing member of Parche,
Admiral Advisors may be deemed the beneficial owner of 255,320 Shares owned by
Parche.

            Percentage: Approximately 1.8% as of the date hereof.

       (b)  1. Sole power to vote or direct vote: 255,320
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 255,320
            4. Shared power to dispose or direct the disposition: 0

       (c)  Admiral Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

    F.      Ramius Advisors

       (a)  As of the date of this filing, as the investment manager of Ramius
Master, Ramius Advisors may be deemed the beneficial owner of 721,076 Shares owned by Ramius Master.

            Percentage: Approximately 5.2% as of the date hereof.

       (b)  1. Sole power to vote or direct vote: 721,076
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 721,076
            4. Shared power to dispose or direct the disposition: 0

       (c)  Ramius Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Ramius Master, which were all in the open market, are set forth in Schedule
A, and are incorporated by reference.

    G.      Ramius Capital

       (a)  As of the date of this filing, as the sole member of Admiral
Advisors and Ramius Advisors (the investment manager of Ramius Master) and as the investment advisor to RCG Halifax and RCG Ambrose, Ramius Capital may be
deemed the beneficial owner of (i) 255,320 Shares owned by Parche, (ii) 167,106
Shares owned by RCG Ambrose, (iii) 116,698 Shares owned by RCG Halifax and (iv)
721,076 Shares owned by Ramius Master.

            Percentage: Approximately 9.1% as of the date hereof.

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 20 of 34 Pages
----------------------                                    ----------------------

       (b)  1. Sole power to vote or direct vote: 1,260,200
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,260,200
            4. Shared power to dispose or direct the disposition: 0

       (c)  Ramius Capital did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule
A, and are incorporated herein by reference.

    H.      C4S

       (a)  As of the date of this filing, as the managing member of Ramius
Capital, C4S may be deemed the beneficial owner of (i) 255,320 Shares owned by
Parche, (ii) 167,106 Shares owned by RCG Ambrose, (iii) 116,698 Shares owned by
RCG Halifax and (iv) 721,076 Shares owned by Ramius Master.

            Percentage: Approximately 9.1% as of the date hereof.

       (b)  1. Sole power to vote or direct vote: 1,260,200
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 1,260,200
            4. Shared power to dispose or direct the disposition: 0

       (c)  C4S did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of
Parche, RCG Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

    I.      Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

       (a)  As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 255,320 Shares owned by Parche, (ii) 167,106 Shares owned by RCG Ambrose, (iii) 116,698 Shares owned by RCG Halifax and (iv) 721,076
Shares owned by Ramius Master. Each of Messrs. Cohen, Stark, Solomon and Strauss
share voting and dispositive power with respect to the Shares owned by Parche,
RCG Ambrose, RCG Halifax and Ramius Master by virtue of their shared authority to vote and dispose of such Shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

            Percentage: Approximately 9.1% as of the date hereof.

       (b)  1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 1,260,200
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 1,260,200

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 21 of 34 Pages
----------------------                                    ----------------------

       (c)  None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon have entered into any transactions in the Shares in the past 60 days. The transactions in the Common Stock in the past 60 days on behalf of Parche, RCG
Ambrose, RCG Halifax and Ramius Master are set forth in Schedule A and are incorporated by reference.

       (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

       (e)  Not applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On January 9, 2007, Parche, RCG Ambrose, RCG Halifax, Ramius Master,
Admiral Advisors, Ramius Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Solomon,
Mr. Stark and Mr. Strauss entered into a Joint Filing Agreement (the "Joint
Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the
Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

            Other than as described herein, there are no contracts,
arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Joint Filing Agreement by and among Parche, RCG Ambrose, RCG
               Halifax, Ramius Master, Admiral Advisors, Ramius Advisors, Ramius
               Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Solomon and Mr. Strauss,
               dated January 9, 2007.

            2. Letter from Ramius Capital to the Chairman of the Board,
               President and Chief Executive Officer of the Issuer, dated
               January 9, 2007.

            3. Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W.
               Strauss and Jeffrey M. Solomon, dated March 11, 2005.

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 22 of 34 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      January 9, 2007

PARCHE, LLC                                  RAMIUS MASTER FUND, LTD.
By: Admiral Advisors, LLC, its managing      By: Ramius Advisors, LLC
    member                                       its investment manager
                                             By: Ramius Capital Group, L.L.C.
RCG AMBROSE MASTER FUND LTD.                     its managing member
By: Ramius Capital Group, L.L.C.,
    its investment manager                   ADMIRAL ADVISORS, LLC
By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, L.L.C., its
    its managing member                          managing member

RCG HALIFAX FUND LTD.                       RAMIUS ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,            By: Ramius Capital Group, L.L.C., its
    its investment manager                       managing member
By: C4S & Co., L.L.C.,
    its managing member                      RAMIUS CAPITAL GROUP, L.L.C.
                                             By: C4S & Co., L.L.C.,
                                                 as managing member

                                             C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               --------------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
------------------------------------
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 23 of 34 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

  Shares of Common Stock           Price Per                  Date of
         Purchased                  Share($)                 Purchase
  ----------------------           ---------                 --------

                                   PARCHE, LLC
                                   -----------

         138,680*                   19.35000                  1/08/07
          79,460                    19.34090                  1/08/07
          37,180                    19.34720                  1/09/07

                          RCG AMBROSE MASTER FUND, LTD.
                          -----------------------------

          35,070                    18.80186                  11/6/06
           7,000                    18.80000                 11/20/06
            672                     18.80000                 11/30/06
           3,178                    18.85661                  12/4/06
           6,500                    18.86000                  12/6/06
           5,200                    19.09975                 12/26/06
            429                     19.09000                 12/27/06
          33,241                    19.10000                 12/29/06
          51,649                    19.34090                  1/8/07
          24,167                    19.34720                  1/9/07

                             RCG HALIFAX FUND, LTD.
                             ----------------------

          25,050                    18.80186                  11/6/06
           5,000                    18.80000                 11/20/06
            480                     18.80000                 11/30/06
           2,270                    18.85661                  12/4/06
           4,500                    18.86000                  12/6/06
           3,600                    19.09975                 12/26/06
            297                     19.09000                 12/27/06

* Shares were acquired in private transactions with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 24 of 34 Pages
----------------------                                    ----------------------

          23,013                    19.10000                 12/29/06
          35,757                    19.34090                  1/8/07
          16,731                    19.34720                  1/9/07

                             RAMIUS MASTER FUND, LTD
                             -----------------------

          137,775                   18.80186                  11/6/06
          27,500                    18.80000                 11/20/06
           2,640                    18.80000                 11/30/06
          12,485                    18.85661                  12/4/06
          29,000                    18.86000                  12/6/06
          23,200                    19.09975                 12/26/06
           1,914                    19.09000                 12/27/06
          148,306                   19.10000                 12/29/06
          230,434                   19.34090                  1/8/07
          107,822                   19.34720                  1/9/07

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 25 of 34 Pages
----------------------                                    ----------------------

                                   SCHEDULE B
                                   ----------

             DIRECTORS AND OFFICERS OF RCG AMBROSE MASTER FUND LTD.

Name and Position         Principal Occupation         Principal Business Address
-----------------         --------------------         --------------------------

Mark Mitchell             Executive Managing Director  666 Third Avenue
Director                  of Ramius Capital Group,     26th Floor
                          L.L.C.                       New York, New York 10017

Jeffrey M. Solomon        Managing Member of C4S &     666 Third Avenue
Director                  Co., L.L.C., which is the    26th Floor
                          Managing Member of Ramius    New York, New York 10017
                          Capital Group, L.L.C.

CFS Company Ltd.          Nominee Company registered   c/o Citco Fund Services
Director                  with Cayman Islands          (Cayman Islands) Limited
                          Monetary Authority and is    Corporate Center
                          affiliated with              West Bay Road
                          Administrator of the Fund    Grand Cayman, Cayman
                                                       Islands
                                                       British West Indies

CSS Corporation Ltd.      Affiliate of the             c/o Citco Fund Services
Secretary                 Administrator of the Fund    (Cayman Islands) Limited
                                                       Corporate Center
                                                       West Bay Road
                                                       Grand Cayman, Cayman
                                                       Islands
                                                       British West Indies

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 26 of 34 Pages
----------------------                                    ----------------------

                 DIRECTORS AND OFFICERS OF RCG HALIFAX FUND LTD.

Name and Position         Principal Occupation         Principal Business Address
-----------------         --------------------         --------------------------

Morgan B. Stark           Managing Member of C4S &     666 Third Avenue
Director                  Co., L.L.C., which is the    26th Floor
                          Managing Member of Ramius    New York, New York 10017
                          Capital Group, L.L.C.

Jeffrey M. Solomon        Managing Member of C4S &     666 Third Avenue
Director                  Co., L.L.C., which is the    26th Floor
                          Managing Member of Ramius    New York, New York 10017
                          Capital Group, L.L.C.

CFS Company Ltd.          Nominee Company registered   c/o Citco Fund Services
Director                  with Cayman Islands          (Cayman Islands) Limited
                          Monetary Authority and is    Corporate Center
                          affiliated with              West Bay Road
                          Administrator of the Fund    Grand Cayman, Cayman
                                                       Islands
                                                       British West Indies

CSS Corporation Ltd.      Affiliate of the             c/o Citco Fund Services
Secretary                 Administrator of the Fund    (Cayman Islands) Limited
                                                       Corporate Center
                                                       West Bay Road
                                                       Grand Cayman, Cayman
                                                       Islands
                                                       British West Indies

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 27 of 34 Pages
----------------------                                    ----------------------

               DIRECTORS AND OFFICERS OF RAMIUS MASTER FUND, LTD.

Name and Position         Principal Occupation         Principal Business Address
-----------------         --------------------         --------------------------

Morgan B. Stark           Managing Member of C4S &     666 Third Avenue
Director                  Co., L.L.C., which is the    26th Floor
                          Managing Member of Ramius    New York, New York 10017
                          Capital Group, L.L.C.

Marran Ogilvie            General Counsel of Ramius    666 Third Avenue
Director                  Capital Group, L.L.C.        26th Floor
                                                       New York, New York 10017

CFS Company Ltd.          Nominee Company registered   c/o Citco Fund Services
Director                  with Cayman Islands          (Cayman Islands) Limited
                          Monetary Authority and is    Corporate Center
                          affiliated with              West Bay Road
                          Administrator of the Fund    Grand Cayman, Cayman
                                                       Islands
                                                       British West Indies

CSS Corporation Ltd.      Affiliate of the             c/o Citco Fund Services
Secretary                 Administrator of the Fund    (Cayman Islands) Limited
                                                       Corporate Center
                                                       West Bay Road
                                                       Grand Cayman, Cayman
                                                       Islands
                                                       British West Indies

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 28 of 34 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

      Exhibit                                                             Page
      -------                                                             ----

1.    Joint Filing Agreement by and among Parche, RCG Ambrose,
      RCG Halifax, Ramius Master, Admiral Advisors, Ramius
      Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr.
      Solomon and Mr. Strauss, dated January 9, 2007.                      29

3.    Letter from Ramius Capital to the Chairman of the Board,
      President and Chief Executive Officer of the Issuer, dated
      January 9, 2007.                                                  30 to 33

4.    Power of Attorney for Peter A. Cohen, Morgan B. Stark,
      Thomas W. Strauss and Jeffrey M. Solomon, dated March 11,
      2005.                                                                34

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 29 of 34 Pages
----------------------                                    ----------------------

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated January 9,
2007 (including amendments thereto) with respect to the Common Stock of Columbia
Equity Trust, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: January 9, 2007

PARCHE, LLC                                  RAMIUS MASTER FUND, LTD.
By: Admiral Advisors, LLC, its               By: Ramius Advisors, LLC
    managing member                              its investment manager
                                             By: Ramius Capital Group, L.L.C.
RCG AMBROSE MASTER FUND LTD.                     its managing member
By: Ramius Capital Group, L.L.C.,
    its investment manager                   ADMIRAL ADVISORS, LLC
By: C4S & Co., L.L.C.,                       By: Ramius Capital Group, L.L.C.,
    its managing member                          its managing member

RCG HALIFAX FUND  LTD.                       RAMIUS ADVISORS, LLC
By: Ramius Capital Group, L.L.C.,            By: Ramius Capital Group, L.L.C.,
    its investment manager                       its managing member
By: C4S & Co., L.L.C.,
    its managing member                      RAMIUS CAPITAL GROUP, L.L.C.
                                             By: C4S & Co., L.L.C.,
                                                 as managing member

                                             C4S & CO., L.L.C.

                           By: /s/ Jeffrey M. Solomon
                               ------------------------
                               Name: Jeffrey M. Solomon
                               Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ Jeffrey M. Solomon
------------------------------------
Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 30 of 34 Pages
----------------------                                    ----------------------

                           RAMIUS CAPITAL GROUP L.L.C.
                          666 THIRD AVENUE, 26TH FLOOR
                            NEW YORK, NEW YORK 10017

                                                                 January 9, 2007

Mr. Oliver T. Carr, III
Chairman of the Board, President
  and Chief Executive Officer
1750 H Street, N.W.
Suite 500
Washington, D.C.  20006

Ladies and Gentlemen,

Ramius Capital Group L.L.C. and certain affiliated entities ("we" or "Ramius")
own 1,260,200 shares of Columbia Equity Trust, Inc. ("Columbia" or the
"Company") as of January 9, 2007, which represents approximately 9.1% of the
Company's outstanding common shares. We are writing to inform you that Ramius does not support the acquisition of Columbia by SSPF/CET Operating Company LLC
("SSPF/CET") at a price of $19.00 per share (the "Acquisition"). We currently intend, at a minimum, to vote against the Acquisition at Columbia's upcoming special meeting of stockholders scheduled to be held on February 26, 2007.

We believe that the background to the Acquisition, as described in the preliminary proxy statement filed by Columbia with the Securities and Exchange
Commission (the "SEC") on December 22, 2006 (the "Proxy Statement"),
demonstrates that the Columbia Board of Directors (the "Board") disregarded its fiduciary duty to stockholders and that the process that led to the signing of the merger agreement with SSPF/CET was seriously flawed. This process was not designed to obtain the highest possible sale price for Columbia stockholders, but rather to transfer control of the Company to senior management and its partner, JPMorgan Chase Bank, N.A. We believe that Columbia is worth more than
$19.00 per share in the current real estate merger and acquisition market and that Columbia should either seek to negotiate a higher price with SSPC/CET or conduct a broad auction of Columbia if Columbia stockholders reject the
Acquisition.

Simply put, the Proxy Statement makes it clear to us that Columbia's Board of
Directors (the "Board") failed in its duty to maximize value for stockholders of
Columbia not affiliated with the management of Columbia. Specifically, the Board failed stockholders as follows:

(1) The Board made an error by not shopping Columbia to more than one buyer. It is inexplicable that the Board did not instruct Columbia's investment banker,
Wachovia Securities ("Wachovia"), to encourage "Company A", "Company B",
"Company C" or "Company D" (as those entities are indentified in the Proxy
Statement) to make a bid for Columbia while Columbia was negotiating with
SSPF/CET. Columbia was not subject to any exclusivity arrangement with SSPF/CET at the time and these entities had previously expressed enough interest in
Columbia to warrant a belief that one or more may have competed with SSPF/CET.

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CUSIP No. 197627102                    13D                   Page 31 of 34 Pages
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Moreover, we believe that Columbia's management and Wachovia, at a minimum, could easily have approached a small set of additional likely bidders for
Columbia that would have created a competitive bidding environment resulting in maximum current value for Columbia stockholders. Frankly, the disclosures in the
Proxy Statement lead us to believe that the Board favored the SSPF/CET transaction and did not explore other bidders because of the value that
Columbia's management will receive from an ongoing association with SSPF/CET after the Acquisition.

(2) The five non-management Board members (the "Independent Committee") on
September 8, 2006 instructed Columbia's "Senior Executive Officers" to help negotiate the merger agreement with SSPF/CET. We believe this was inappropriate given that Columbia's management was separately negotiating lucrative new economic arrangements with SSPF/CET concerning the terms of management's continued association with SSPF/CET after the Acquisition closes. Under these circumstances, it would have been customary and far more preferable for the
Independent Committee to conduct sale negotiations without any influence from
Columbia senior executives who are essentially part of the buyout group. At best, Columbia management's incentive to negotiate the highest possible price out of SSPF/CET was diluted by its future economic interests in SSPC/CET and
"New Deal LLC" (an entity that gives Columbia management attractive upside to successful new investments made by SSPF/CET or Columbia after the closing of the
Acquisition). At worst, Columbia management appears to have facilitated Columbia signing a merger agreement that undervalues Columbia to the benefit of SSPF/CET and management, itself.

(3) The Independent Committee should have realized that management was not acting in a manner designed to maximize the value of Columbia for all stockholders. The best evidence of this is the fact that management waited until
October 18, 2006 to inform the full Board that there were "recent unsolicited inquiries from Company B, Company C and Company D". As of October 18, 2006, the
inquiry from Company B was not "recent" - it was seventy-seven days old! A serious inquiry from Company D, a company interested in buying all of Columbia, appears to have been kept from the full Board for six days despite the fact that negotiations with SSPF/CET by mid-October 2006 were at an advanced stage. It should have been obvious to the Independent Committee from such inquiries that these contacts were a sign that there was more upside than downside in pursuing an auction of the Company and that there were likely many potential serious bidders for Columbia.

(4) The Board made a mistake in accepting at face value that $19.00 was
SSPF/CET's highest bid price. This price was first offered by SSPF/CET on June
26, 2006. From June 26, 2006 until November 3, 2006 (the last trading day prior to the signing of the merger agreement), the Bloomberg REIT index increased by
14.1% and the U.S. Government ten year bond yield fell by 52 basis points. These important fundamental data points suggest to us that SSPF/CET's valuation of
Columbia should have increased over this time period and that the Board should have demanded a higher price. The Proxy Statement indicates that the Board was concerned that SSPF/CET's advisor, JPMorgan Asset Management ("JPMAM"), would react negatively to a demand for a higher price and perhaps would have terminated discussions. We find this to be implausible. It appears to us that the Independent Committee was blind to or ignored the increasing strength of
Columbia's bargaining position.

The net result of the Board's failure to fulfill its fiduciary duties and its disregard for the best interests of Columbia's stockholders is a merger agreement that does not deliver full value for Columbia's stockholders. A price of $19.00 per share represents an approximate 6.23% capitalization rate ("cap

----------------------                                    ----------------------
CUSIP No. 197627102                    13D                   Page 32 of 34 Pages
----------------------                                    ----------------------

rate") using management's estimates for projected twelve month forward net operating income.[1] However, this cap rate is high in relation to the recently announced sale of Equity Office Properties ("EOP") which was transacted at a cap rate of approximately 5.45%[2] despite the fact that (i) EOP's large size made it difficult for EOP to create a truly competitive auction in its sale process and (ii) EOP's current debt cost is meaningfully higher than Columbia's.[3] In addition, Columbia recently sold one of its lower quality, class B properties
(Greenbrier) at a cap rate of 6.21% - essentially the same cap rate that is being applied to Columbia's full portfolio in the Acquisition - despite the fact that Columbia's portfolio is approximately half class A exposure and is financed with below market fixed rate debt.[4] Similarly, using Wachovia's analysis from the Proxy Statement, we estimate that an 8.00% Weighted Average Cost of Capital
(WACC) is necessary to generate a Discounted Cash Flow (DCF) valuation for
Columbia of $19.00 per share.[5] An 8.00% WACC can only be reconciled in a traditional Capital Asset Pricing Model with Columbia's low weighted average cost of debt if we use either an unreasonably high beta or an unreasonably high equity risk premium. In addition, we estimate that EOP at $48.50 is being sold at a price that implies a WACC of approximately 7.00%.[6] As an example of the leverage of Columbia's DCF value to a lower discount factor, Wachovia estimated that a 7.75% WACC for Columbia is associated with a DCF valuation of $20.95.
While estimating the proper cap rate or WACC for a REIT like Columbia is an inexact science, the Proxy Statement suggests to us that a cap rate of less than
6% and deal price with a WACC of less than 8% was attainable for Columbia and that the Acquisition will create unjustifiably attractive economics for JPMAM and Columbia's management.

We are also concerned by the lack of full and complete disclosure of the new executive compensation agreements that SSPF/CET has signed with Columbia management. The Proxy Statement makes reference to "new employment agreements and new equity-based incentive arrangements with SSPF/CET" without precisely describing these agreements. We believe these arrangements may be overly generous to management and believe they must be immediately and fully disclosed to stockholders.

Given this background, Ramius calls on the Independent Committee to seek to negotiate a higher price with SSPF/CET that is more appropriate given the current real estate merger and acquisition market. If that fails, then the
Independent Committee should commence a full and fair auction if Columbia stockholders reject the Acquisition. We also call on the Board to immediately provide stockholders with full disclosure about management's new employment and incentive arrangements with SSPF/CET. Lastly, we put the Board on notice that it should not enter into any new agreements of any kind with management or JPMAM that will make it more difficult or expensive for an alternative acquirer of
Columbia that is willing to pay a price that is greater than the value in the
Acquisition.

If you have any questions, please do not hesitate to call me at (212) 845-7988.

                                            Very truly yours,

                                            /s/ Mark R. Mitchell
                                            ------------------------------------
                                            Mark R. Mitchell
                                            Executive Managing Director

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CUSIP No. 197627102                    13D                   Page 33 of 34 Pages
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cc:   Board of Directors
------------------------

[1] The Proxy Statement discloses that Wachovia estimated Columbia's NAV to be
$15.34 at a 7% cap rate and $20.29 at a 6% cap rate. Assuming 15.223 million fully diluted shares for Columbia, we estimate that these NAVs are consistent with assumptions of twelve month forward Net Operating Income of $31.65 million and Columbia net liabilities of $218.6 million.

[2] Estimated via linear interpolation using EOP's investment banker NAV range of $45.63 to $49.06 which was associated with a 2007 cap rate range of 5.4% to
5.7% according to the EOP definitive proxy filed December 29, 2006.

[3] Columbia's "Third Quarter 2006 Supplemental Information" package discloses that its weighted average cost of debt was 5.60% in the third quarter of 2006
(Adjusted for Columbia's Pro Rata Share of Joint Venture Debt). The Effective
Rate of EOP's "Weighted Average Consolidated and Pro Rata Share of
Unconsolidated Joint Venture Debt" was 6.30% according to EOP's third quarter of
2006 "Supplemental Operating and Financial Data" package.

[4] Greenbriar was purchased for $21,400,000. Columbia reported that Greenbriar earned GAAP Net Operating Income of $332,231 in the third quarter of 2006.

[5] Estimated via linear interpolation using Wachovia's DCF valuation for
Columbia of $20.95 at a 7.75% WACC and a DCF valuation of $15.19 at a 8.50%
WACC.

[6] Extrapolated from EOP's investment banker's DCF valuation for EOP of $46.11 per share using a 7.25% WACC and a DCF valuation of $41.34 using a 7.75% WACC.

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CUSIP No. 197627102                    13D                   Page 34 of 34 Pages
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                                POWER OF ATTORNEY

The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon, or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by Ramius
Capital Group, LLC or any of its affiliates, and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of Peter A. Cohen, Morgan B. Stark,
Thomas W. Strauss and Jeffrey M. Solomon, or any of them, under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                                            /s/ Peter A. Cohen
                                            ------------------------------------
                                            Peter A. Cohen

                                            /s/ Morgan B. Stark
                                            ------------------------------------
                                            Morgan B. Stark

                                            /s/ Jeffrey M. Solomon
                                            ------------------------------------
                                            Jeffrey M. Solomon

                                            /s/ Thomas W. Strauss
                                            ------------------------------------
                                            Thomas W. Strauss